PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
外国法事務弁護士事務所
〒100-0011 東京都千代田区内幸町二丁目二番二号富国生命ビル二階
FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (03) 3597-8101 FACSIMILE (03) 3597-8120

外国法事務弁護士事務所
(ニューヨーク法)

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650


03024678

July 17, 2003


RECD S.E.C.
JUL 17 2003
1086

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of NEC Electronics Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), the following brief description of a document that the Company has made public pursuant to the laws of Japan.

> Amendment Report to Extraordinary Report (prepared in Japanese only) filed on July 14, 2003 with the Director of Kanto Local Finance Bureau under Article 24-5 of the Securities and Exchange Law in connection with an overseas offering of shares of common stock of the Company.

The above description is furnished with the understanding that such description will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3597-8101. Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait.

Sincerely,

Tong Yu

dlw 7/21

Doc#: TK1: 47848_1

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
外国法事務弁護士事務所
〒100-0011 東京都千代田区内幸町二丁目二番二号富国生命ビル二階
FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (03) 3597-8101 FACSIMILE (03) 3597-8120
外国法事務弁護士事務所
(ニューヨーク法)

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

July 17, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


RECD S.E.C.
JUL 1 7 2003
1086

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of NEC Electronics Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit the enclosed document pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act").

The enclosed document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3597-8101. Please acknowledge receipt of this letter and the enclosed document by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait.

Sincerely,



Tong Yu

Enclosures

Doc#: TK1: 47827_1

NEWS RELEASE

NEC

Press Contacts:
Hisashi Saito / Seiko Yabuuchi
Corporate Communications
NEC Electronics Corporation
+81-44-435-1664
h-saito@dc.jp.nec.com
yabu@ap.jp.nec.com


RECD S.E.C.
JUL 1 7 2003
1083

NEC Electronics Determined Offering Price and Sales Price, Number of Shares to Be Offered in and Outside Japan, and Number of Shares to Be Sold as Over-Allotment

KAWASAKI, Japan, July 14, 2003 — NEC Electronics Corporation (President: Kaoru Tosaka, Code No. 6723) announced today that it determined the offering price for newly issued shares and the sales price for existing shares, the number of shares to be offered in and outside Japan, and the number of shares to be sold as an over-allotment.

1. Offering price and sales price

Offering price of new shares: 4,200 yen per share
Sales price of existing shares: 4,200 yen per share

2. Number of newly issued shares to be offered in and outside Japan

8,200,000 shares are to be offered in Japan and 15,300,000 shares are to be offered overseas.

3. Number of existing shares to be sold as an over-allotment

3,000,000 shares

4. Reasons for the offering price and sales price

In order to determine offering price and sales price, a book building process was conducted with mainly institutional investors in and outside Japan based on the tentative price range of 3,600 yen to 4,200 yen. In the book building process, demand was assessed assuming the following numbers of shares would be offered: 9,900,000 shares newly issued in Japan; 10,500,000 shares sold by NEC Corporation in Japan; up to 3,000,000 shares sold as an over-allotment in Japan; and 13,600,000 shares sold overseas.

This press release does not represent a solicitation to purchase securities in the U.S. issued by the company. The solicitation and sale of securities issued by the company are not permitted in the U.S., other than in cases where the securities have been registered under the U.S. Securities Act of 1933 or have been exempted from the registration requirement. An English-language prospectus will be prepared in cases where securities are to be offered in the U.S. The prospectus will contain detailed information on the issuing company and its management team, as well as financial statements. NEC Electronics has no intention of registering these securities under the U.S. Securities Act of 1933 for sale in the U.S.

NEC Electronics Determined Offering Price and Sales Price, Number of Shares to Be Offered in and Outside Japan, and Number of Shares to Be Sold as Over-Allotment 2-2-2

It was determined that the offering price and the sales price will be 4,200 yen per share. This determination was based on factors such as the current condition of stock market, the market valuation of recently listed stocks, and the risk of price fluctuation from today until the listing date, as well as the following results of book building:

a) The total demand reported through the book building process well exceeded the aggregate number of shares to be offered.
b) The total number of investors requesting shares was high.
c) A large portion of the demand reported indicated the price to be at the high end of the tentative price range.

The purchase price was determined to be 3,990 yen per share. The number of shares to be offered in Japan was determined to be 8,200,000 shares and the number of shares to be offered outside Japan was determined to be 15,300,000 shares. The number of shares to be sold as an over-allotment was determined to be 3,000,000 shares.

###

NEC Electronics Determined Offering Price and Sales Price, Number of Shares to Be Offered in and Outside Japan, and Number of Shares to Be Sold as Over-Allotment 3-3-3

(Supplementary Information)

1. Number of shares to be issued and sold

1-1) Number of new shares to be issued: 23,500,000 shares of common stock, 8,200,000 shares of which are to be offered in Japan and 15,300,000 shares of which are to be offered overseas

1-2) Number of existing shares to be sold

a) 10,500,000 shares of NEC Electronics Corporation common stock will be sold by NEC Corporation
b) Up to 3,000,000 shares of NEC Electronics Corporation common stock may be sold as an over-allotment(*) in the Japanese offering

2. Offering price and sales price

4,200 yen

3. Subscription period

July 15 (Tuesday) through July 18 (Friday), 2003

4. Minimum subscription unit

100 shares

5. Payment date for the shares to be issued

July 23, 2003 (Wednesday)

6. Stock certificate delivery date

July 24, 2003 (Thursday)

7. Date from which dividends accrue

April 1, 2003 (Tuesday)

8. Other

The underwriters will sell 137,200 shares to an employee stock ownership plan out of the 8,200,000 shares to be newly issued in Japan and 10,500,000 shares to be sold in Japan by NEC Corporation.

* Information concerning the sale of existing shares for the purpose of the over-allotment:

The sale of shares for the purpose of the over-allotment will be conducted by Daiwa Securities SMBC Co. Ltd., which will sell up to 3,000,000 shares of NEC Electronics Corporation common stock borrowed from NEC Corporation. The shares will be sold in the Japanese offering under the same terms as the offering of newly issued shares and the existing shares described above. This sale will reflect market demand in Japan for the new and existing shares. As the number of shares is an upper limit, the actual number of shares sold for the purpose of the over-allotment may be less than the upper limit, or none at all, depending on demand for the shares.

###

This press release does not represent a solicitation to purchase securities in the U.S. issued by the company. The solicitation and sale of securities issued by the company are not permitted in the U.S., other than in cases where the securities have been registered under the U.S. Securities Act of 1933 or have been exempted from the registration requirement. An English-language prospectus will be prepared in cases where securities are to be offered in the U.S. The prospectus will contain detailed information on the issuing company and its management team, as well as financial statements. NEC Electronics has no intention of registering these securities under the U.S. Securities Act of 1933 for sale in the U.S.

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
外国法事務弁護士事務所
〒100-0011 東京都千代田区内幸町二丁目二番二号富国生命ビル二階
FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (03) 3597-8101 FACSIMILE (03) 3597-8120

外国法事務弁護士事務所
(ニューヨーク法)

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

July 17, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of NEC Electronics Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit the enclosed document pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act").

The enclosed document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3597-8101. Please acknowledge receipt of this letter and the enclosed document by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait.

Sincerely,



Tong Yu

Enclosures

Doc#: TK1: 47827_1